SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   -----------

                                  SCHEDULE TO/A
                                  (Rule 14d-1)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 3)
                                   -----------

                       DONALDSON, LUFKIN & JENRETTE, INC.
                       (Name of Subject Company (Issuer))
                                   -----------

                            DIAMOND ACQUISITION CORP.
                               CREDIT SUISSE GROUP
                      (Names of Filing Persons (Offerors))
                                   -----------

                      Common Stock of the Series Designated
  Donaldson, Lufkin & Jenrette, Inc.-DLJ Common Stock, Par Value $.10 Per Share
                         (Title of Class of Securities)
                                   -----------

                                    257661108
                      (CUSIP Number of Class of Securities)

          David Frick, Esq.                 Joseph T. McLaughlin, Esq.
        Credit Suisse Group              Credit Suisse First Boston, Inc.
      Paradeplatz 8, P.O. Box 1               11 Madison Avenue
     CH-8070 Zurich, Switzerland            New York, New York 10010
             41-1-212-1616                       (212) 325-2000
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)
                                   -----------

                                    Copy to:
                             David W. Heleniak, Esq.
                               Clare O'Brien, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                            CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
            Transaction Valuation*                      Amount of Filing Fee*
-------------------------------------------------------------------------------
               $13,436,952,750                              $2,687,390.55
-------------------------------------------------------------------------------


* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $90.00, the per share tender offer price, by 149,299,475, the sum of the 128,059,564 currently outstanding shares of Common Stock sought in the Offer and the 21,239,911 shares of Common Stock subject to options that will be vested as of August 31, 2000.

**       Calculated as  1/50 of 1% of the transaction value.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

--------------------------------------------------------------------------------
Amount Previously Paid:    $2,687,390.55    Filing Party:    Credit Suisse Group
                                                             Diamond Acquisition
                                                                Corporation
--------------------------------------------------------------------------------
Form or Registration No.:  Schedule TO      Date Filed:      September 8, 2000
--------------------------------------------------------------------------------

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
|X| third-party tender offer subject to Rule 14d-1.
|_| issuer tender offer subject to Rule 13c-4
|_| going-private transaction subject to Rule13e-3.
|_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|


         This Amendment No. 3 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on September 8, 2000, as amended on September 19, 2000 and October 6, 2000 (the "Schedule TO"), by Diamond Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Credit Suisse Group, a corporation organized under the laws of Switzerland ("CSG"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock of the series designated Donaldson, Lufkin & Jenrette, Inc.-DLJ Common Stock, par value $.10 per share (the "Shares"), of Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation (the "Company"), at a purchase price of $90.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 8, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 4.  Terms of the Transaction

         Item 4 of the Schedule TO is hereby amended and supplemented to include the following information:

1. On October 6, 2000, CSG, Purchaser and the Company executed a Letter Amendment (the "Merger Agreement Letter Amendment") in respect of the Merger Agreement pursuant to which:

                  (a) CSG and Purchaser may extend the expiration date of the Offer scheduled under Section 2.01 of the Merger Agreement to 12:00 midnight, New York City time, on November 2, 2000, and CSG and Purchaser agreed that Purchaser will accept for payment Shares tendered pursuant to the Offer on the later of (i) November 3, 2000 and (ii) satisfaction of each of the conditions of the Offer; and

                  (b) Sections (ii)(a) and (ii)(b) of Annex A to the Merger Agreement would be amended and restated as follows:

                  (i) "(a) any Material Adverse Effect on the Company shall have occurred as of 5:00 p.m., New York City time, on October 6, 2000;" and

                  (ii) "(b) any representation or warranty of the Company in the Agreement shall not be true and correct as of 5:00 p.m., New York City time, on October 6, 2000 except where the failure of such representation or warranty to be true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth herein) would not have a Material Adverse Effect on the Company;".

                  (c) Promptly after 5:00 p.m., New York City time, on October 6, 2000, the Company agreed to deliver to CSG and Purchaser a certificate of the Chief Executive Officer and the Chief Financial Officer of the Company certifying that:

                  (i) no Material Adverse Effect (as defined in the Merger Agreement) on the Company had occurred as of 5:00 p.m., New York City time, on October 6, 2000;

                  (ii) the representations and warranties of the Company in the Merger Agreement were true and correct as of 5:00 p.m., New York City time, on October 6, 2000 except where the failure of any such representation or warranty to be true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth herein) would not have a Material Adverse Effect on the Company; and

                  (iii) the Company had performed, in all material respects, all material obligations and complied, in all material respects, with all material agreements and covenants of the Company to be performed or complied with by it under the Merger Agreement on or prior to 5:00 p.m., New York City time, on October 6, 2000.

                  (d) CSG and Purchaser agreed that, following the commencement of the transfers contemplated by the following paragraph 1(e), the amendments to Sections (ii)(a) and (ii)(b) of Annex A to the Merger Agreement described herein would become effective, and following such time and the receipt of the foregoing certificate, for all purposes under the Merger Agreement (including, without limitation, Section 9.01(c) of the Merger Agreement) the conditions set forth in Sections (ii)(a) and (ii)(b) of Annex A to the Merger Agreement would be deemed satisfied, and the condition set forth in Section (ii)(c) of Annex A to the Merger Agreement would be deemed satisfied with respect to the period on or prior to 5:00 p.m., New York City time, on October 6, 2000.

                  (e) Subject to the parties not receiving a formal request for additional information or documents under the HSR Act prior to 5:00 p.m., New York City time, on October 6, 2000, in anticipation of the expected completion of the Offer and the Merger, CSG, Purchaser and the Company agreed that commencing immediately following the close of business on October 6, 2000 (a)(i) the Company would transfer to Credit Suisse First Boston Corporation ("CSFBC") or any other designee of CSG for fair market value (as mutually agreed by CSFBC and the Company) the consolidated proprietary institutional equities portfolio and the consolidated proprietary fixed income portfolio (other than the high yield, derivatives, mortgage whole loan and bank loan portfolios) of the Company and (ii) CSFBC would transfer to the Company or any designee of the Company for fair market value (as mutually agreed by CSFBC and the Company ) the proprietary high yield portfolio of CSFBC and (b) the Company, CSG and CSFBC would enter into a master transfer agreement in the form attached as Exhibit A to the Merger Agreement Letter Amendment pursuant to which each of the Company and CSG would transfer certain of its and its subsidiaries' employees to the other party or its subsidiaries.

                  (f) (i) CSG and Purchaser consented to the Company acquiring and assuming all advances, commitments or other extensions of credit of The Equitable Life Assurance Society of the United States or its affiliates (other than the Company and its subsidiaries), as reflected in Schedule A of the Merger Agreement Letter Amendment, under the Amended and Restated Equitable Credit Facility dated as of March 1, 1994 among The Equitable Life Assurance Society of the United States, Equitable Variable Life Insurance Company, the Company, DLJ Investment Inc., DLJ Capital Corporation and DLJ Bridge Finance Inc., as amended to October 6, 2000 (the "Equitable Bridge Facility"), by paying to such parties all principal outstanding, and accrued and unpaid interest thereon, and any fees or other similar amounts due as of the date of such payment under the Equitable Bridge Facility or related credit agreements by 10:00 a.m., New York City time, on November 15, 2000; and (ii) the Company will pay such amounts by 10:00 a.m., New York City time, on November 15, 2000 and agreed that thereafter such facility will terminate and be of no further force and effect or that The Equitable Life Assurance Society of the United States and its affiliates (other than the Company and its subsidiaries) will cease to be parties to such facility and will have no further obligations under the Equitable Bridge Facility. Pursuant to the Merger Agreement Letter Amendment, CSG, Purchaser and the Company further agreed that, notwithstanding anything to the contrary in Section
10.04 of the Merger Agreement, the provisions of this paragraph only were intended for the benefit of The Equitable Life Assurance Society of the United States and could be enforced by it.

2. On October 6, 2000, CSG and the AXA Entities executed a Letter Amendment (the "Stock Purchase Agreement Letter Amendment" and, together with the Merger Agreement Letter Amendment, the "Letter Amendments") in respect of the Stock Purchase Agreement pursuant to which:

                  (a) CSG and Financial agreed, in accordance with Section 2.03 of the Stock Purchase Agreement, that the Closing will be held on the later to occur of (i) November 3, 2000 and (ii) satisfaction or waiver of all conditions to the obligations of the parties set forth in Article VI of the Stock Purchase Agreement.

                  (b) CSG and the AXA Entities agreed to amend and restate
Section 6.02(a) and (c) as follows:

                  (i) "(a) Representations and Warranties. The representations and warranties of Purchaser contained in Article IV in this Agreement shall be true and correct as of 5:00 p.m., New York City time, on October 6, 2000 with the same force and effect as if made as of 5:00 p.m., New York City time, on October 6, 2000, other than such representations and warranties as are made as of another date, which shall be true and correct as of such date, except, in each case, where the failure of such representation or warranty to be true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect"set forth therein) would not have a Material Adverse Effect on Purchaser, and the Sellers shall have received a certificate to such effect signed by a duly authorized officer of Purchaser;" and

                  (ii) "(c) Purchaser Material Adverse Effect. No Purchaser Material Adverse Effect shall have occurred as of 5:00 p.m., New York City time, on October 6, 2000."

                  (c) CSG and the AXA Entities agreed to amend and restate
Section 6.03(a) and (c) of the Stock Purchase Agreement as follows:

                  (i) "(a) Representations and Warranties. The representations and warranties (i) of the Sellers contained in Article III of this Agreement shall be true and correct in all material respects as of 5:00 p.m., New York City time, on October 6, 2000 with the same force and effect as if made as of 5:00 p.m., New York City time, on October 6, 2000, other than such representations and warranties as are made as of another date, which shall be true and correct in all material respects as of such date, and (ii) of the Company contained in Article IV of the Merger Agreement shall be true and correct as of 5:00 p.m., New York City time, on October 6, 2000 with the same force and effect as if made as of 5:00 p.m., New York City time, on October 6, 2000, other than such representations and warranties as are made as of another date, which shall be true and correct as of such date, except in the case of this clause (ii) where the failure to be so true and correct would not have a Material Adverse Effect on the Company (without, in the case of clause (i) and (ii), giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein), and Purchaser shall have received a certificate to such effect signed by a duly authorized officer of each Seller;" and

                  (ii) "(c) Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred as of 5:00 p.m., New York City time, on October 6, 2000."

                  (d) Purchaser agreed that following the commencement of the transfers contemplated by paragraph 1(e) above, the amendments to Section 6.02(a) and (c), Section 6.03(a) and (c) and Section 7.01(d) described herein would become effective, and following such time and Purchaser's receipt of the certificate described in paragraph 1(c) above, the conditions set forth in
Section 6.03(a)(ii) and (c) of the Stock Purchase Agreement would be deemed satisfied.

                  (e) CSG and the AXA Entities agreed to amend and restate
Section 7.01(d) of the Stock Purchase Agreement as follows:

                  "(d) by (i) Purchaser if a Company Material Adverse Effect shall have occurred on or prior to 5:00 p.m., New York City time, on October 6, 2000, or (ii) Financial if a Purchaser Material Adverse Effect shall have occurred on or prior to 5:00 p.m., New York City time, on October 6, 2000; or ".

                  (f) CSG and the AXA Entities agreed to amend the Stock Purchase Agreement to add the following:

                  "SECTION 8.13 Equitable Holdings LLC. Notwithstanding anything to the contrary herein, Equitable Holdings LLC, a New York limited liability company and a wholly-owned subsidiary of Equitable, is the registered and beneficial owner of, and has good title to, the number of Shares set forth next to Equitable's name on Schedule A hereto. For purposes of the accuracy of any representation and warranty or compliance with any covenant or agreement of Equitable contained herein, such representation or warranty shall be deemed given by Equitable and Equitable Holdings LLC and such covenant or agreement shall be deemed to be an obligation of Equitable and Equitable Holdings LLC, in each case as applicable in light of the immediately preceding sentence. Notwithstanding anything to the contrary herein, nothing shall relieve Equitable from its obligations under this Agreement without giving effect to this Section
8.13 if Equitable Holdings LLC shall breach any representation, warranty, covenant, or other agreement applicable to it as a result of this Section 8.13."

                  (g) (i) Purchaser will be deemed to consent to, and will cause Merger Sub to consent to, the Company acquiring and assuming all advances, commitments or other extensions of credit of The Equitable Life Assurance Society of the United States or its affiliates (other than the Company and its subsidiaries), as reflected on Schedule A of the Stock Purchase Agreement Letter Amendment, under the Equitable Bridge Facility, by paying to such parties all principal outstanding, and accrued and unpaid interest thereon, and any fees or other similar amounts due as of the date of such payment under the Equitable Bridge Facility or related credit agreements by 10:00 a.m., New York City time, on November 15, 2000; and (ii) Purchaser agreed to use its reasonable best efforts to cause the Company to pay such amounts by 10:00 a.m., New York City time, on November 15, 2000 and agreed that thereafter such facility will terminate and be of no further force and effect or that The Equitable Life Assurance Society of the United States and its affiliates (other than the Company and its subsidiaries) will cease to be parties to such facility and will have no further obligations thereunder.

                  The foregoing summary of certain provisions of the Letter Amendments are qualified in their entirety by reference to the text of the Letter Amendments, copies of which are filed herewith as Exhibits (d)(5) and
(d)(6) and are incorporated herein by reference.

3. (a) The waiting period under the HSR Act for the offer expired at 5:00 p.m., New York City time, on October 8, 2000, and on October 6, 2000 CSG received clearance from the Commission of the European Union under the EC Merger Regulation for the transactions contemplated by the Merger Agreement and the Stock Purchase Agreement.

                  (b) (i) Promptly after 5:00 p.m., New York City time, on October 6, 2000, CSG and the Purchaser received the certificate of the Company described in paragraph 1(c) above, and (ii) immediately following the close of business on October 6, 2000, the Company and CSFBC commenced the transfers contemplated by paragraph 1(e) above.

4. On October 9, 2000, CSG issued a press release announcing the extension of the Offer to 12:00 midnight, New York City time, on November 2, 2000. The Offer had previously been scheduled to expire at 12:00 midnight, New York City time, on October 11, 2000. A copy of the press release with respect to the foregoing is filed herewith as Exhibit (a)(16) and is incorporated herein by reference.

Item 12.  Materials to Be Filed as Exhibits

         (a) (16) Press Release issued by CSG on October 9, 2000.

         (d) (5) Merger Agreement Letter Amendment, dated October 6, 2000, among CSG, Purchaser and the Company.

         (d)  (6) Stock Purchase Agreement Letter Amendment, dated October
                  6, 2000, among GSG, AXA, AXA Financial, The Equitable Life Assurance Society of the United States, and AXA Participations Belgium.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2000

                                       DIAMOND ACQUISITION CORP.


                                       By /s/ Joseph T. McLaughlin
                                          ------------------------------------
                                          Name:  Joseph T. McLaughlin
                                          Title: General Counsel and Secretary


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2000

                                       CREDIT SUISSE GROUP


                                       By /s/ Joseph T. McLaughlin
                                          ------------------------------------
                                          Name:  Joseph T. McLaughlin
                                          Title: Attorney-in-Fact



                                       By /s/ Richard E. Thornburgh
                                          ------------------------------------
                                          Name:  Richard E. Thornburgh
                                          Title: Attorney-in-Fact

                                  EXHIBIT INDEX


    Exhibit No.
       (a)       (1) Offer to Purchase dated September 8, 2000.*
       (a)       (2) Form of Letter of Transmittal.*
       (a)       (3) Form of Notice of Guaranteed Delivery. *
       (a)       (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                     Companies and Other Nominees. *
       (a)       (5) Form of Letter from Brokers, Dealers Commercial Banks,
                     Trust Companies and Nominees to Clients. *
       (a)       (6) Form of Guidelines for Certification of Taxpayer
                     Identification Number on Substitute Form W-9. *
       (a)       (7) Summary Advertisement as published in The Wall Street
                     Journal on September 8, 2000. *
       (a)       (8) Joint Press Release issued by CSG and the Company on
                     August 30, 2000 (incorporated by reference to exhibit 99.1 of the Schedule TO-C filed by Credit Suisse Group on August 30, 2000).
       (a)       (9) Letter to Shareholders of Credit Suisse Group, dated
                     August 31, 2000, from Lukas Muhlemann, Chief Executive Officer and Chairman of the Board of Credit Suisse Group (incorporated by reference to exhibit 99.2 of the Schedule TO-C filed by Credit Suisse Group on August 31, 2000).
       (a)      (10) Presentation to analysts on August 31, 2000 (incorporated by reference to exhibit 99.3 of the Schedule TO-C filed by Credit Suisse Group on August 31, 2000).
       (a)      (11) Factsheets describing Donaldson, Lufkin & Jenrette, Inc.,
                     Credit Suisse First Boston, Inc. and Credit Suisse Group (incorporated by reference to exhibit 99.4 of the Schedule TO-C filed by Credit Suisse Group on August 31, 2000).
       (a)      (12) Speech delivered by Lukas Muhlemann, Chief Executive
                     Officer and Chairman of the Board of Credit Suisse Group, and Richard E. Thornburgh, member of the Executive Board of Credit Suisse Group and Vice-Chairman of the Executive Board of Credit Suisse First Boston, to the shareholders of Credit Suisse Group at the Extraordinary General Meeting of the Shareholders of Credit Suisse Group held on September 29, 2000 (incorporated by reference to exhibit 99.5 of the Schedule TO-C filed by Credit Suisse Group on September 29,
                     2000).
       (a)      (13) Press Release issued by Credit Suisse Group on September
                     29, 2000 (incorporated by reference to exhibit 99.6 of the Schedule TO-C filed by Credit Suisse Group on September 29, 2000).
       (a)      (14) Press Release issued by CSG on October 6, 2000. **
       (a)      (15) Press Release issued by Credit Suisse Asset Management on
                     October 6, 2000. **
       (a)      (16) Press Release issued by CSG on October 9, 2000.
       (b)       (1) Terms and Conditions of the(pound)250,000,000 7%
                     Subordinated Guaranteed Bonds due 2020, offered pursuant to the Offering Circular of Credit Suisse Group Finance (U.S.) Inc., dated October 3, 2000. **
       (b)       (2) Terms and Conditions of the Euro 500,000,000 6.625%
                     Subordinated Guaranteed Bonds due 2010, offered pursuant to the Offering Circular of Credit Suisse Group Finance (U.S.) Inc., dated October 3, 2000. **
       (b)       (3) Terms and Conditions of the Euro 300,000,000 Step-up
                     Callable Floating Rate Subordinated Guaranteed Bonds due 2010, offered pursuant to the Offering Circular of Credit Suisse Group Finance (U.S.) Inc., dated October 3, 2000. **
       (b)       (4) Terms and Conditions of the Euro 1,250,000,000 5.75%
                     Guaranteed Notes due 2005, offered pursuant to the Offering Circular of Credit Suisse Group Finance (U.S.) Inc., dated October 3, 2000. **
       (b)       (5) Terms and Conditions of the $750,000,000 Step-up Callable
                     Floating Rate Subordinated Guaranteed Bonds due 2010, offered pursuant to the Offering Circular of Credit Suisse Group Finance (U.S.) Inc., dated October 3, 2000. **
       (b)       (6) Terms and Conditions of the $1,000,000,000 Floating Rate
                     Guaranteed Notes due 2003, offered pursuant to the Offering Circular of Credit Suisse Group Finance (U.S.) Inc., dated October 3, 2000. **
       (d)       (1) Agreement and Plan of Merger, dated as of August 30, 2000, among CSG, Purchaser and the Company. *


                  * Incorporated by reference to the Schedule TO filed by Credit Suisse Group and Diamond Acquisition Corp. on September 8, 2000.

                  ** Incorporated by reference to the Schedule TO/A filed by Credit Suisse Group and Diamond Acquisition Corp. on October 6, 2000.

       (d)       (2) Stock Purchase Agreement, dated as of August 30, 2000, among CSG, AXA, a corporation organized under the laws of France, AXA Financial, Inc., a Delaware corporation, The Equitable Life Assurance Society of the United States, a Delaware corporation, and AXA Participations Belgium, a corporation organized under the laws of Belgium. *
       (d)       (3) Employment Agreement, dated as of August 30, 2000, between
                     Credit Suisse First Boston Corp. and Joe L. Roby (incorporated by reference to exhibit (e)(4) to the Schedule 14D-9 of the Company filed on September 8, 2000).
       (d)       (4) Agreement, dated August 30, 2000, between Credit Suisse
                     First Boston Corp. and Hamilton E James (incorporated by reference to exhibit (e)(5) to the Schedule 14D-9 of the Company filed on September 8, 2000).
       (d)       (5) Merger Agreement Letter Amendment, dated October 5, 2000, among CSG, Purchaser and the Company.
       (d)       (6) Stock Purchase Agreement Letter Amendment, dated October 5,
                     2000, among GSG, AXA, a corporation organized under the laws of France, AXA Financial, Inc., a Delaware corporation, The Equitable Life Assurance Society of the United States, a Delaware corporation, and AXA Participations Belgium, a corporation organized under the laws of Belgium.